

January 3, 2013

Via E-mail:
Mr. Jean-François Pruneau
Chief Financial Officer
Quebecor Media Inc.
612 St-Jacques Street
Montreal, Quebec
Canada, H3C 4M8

> **Re:** **Quebecor Media Inc.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 333-13792**

Dear Mr. Pruneau:

We have reviewed your response letter dated December 18, 2012. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Canadian GAAP Data, page 3

1. We note your response to comment one. Under General Instruction G(c), first time adopters of IFRS may present selected financial data prepared in accordance with IFRS for the two most recent financial years. Selected historical financial data in accordance with U.S. GAAP is required for the five most recent financial years, except where omission is permitted under Item 3.A.1. General Instruction G(h) applies to financial statements, and not selected financial data. Please comply in future filings.

Consolidated Statements of Income, page F-3

2. We note your response to comment seven. In future filings, please disaggregate employee costs and purchase of goods and services. Refer to paragraphs 101 and 102 of IAS 1.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-33384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Christian Marcoux, Director, Compliance and Corporate Secretariat of Quebecor Media